Exhibit 99.2

PicoCELA Inc. Announces Closing of Public Offering

Tokyo, May 27, 2025 /PRNewswire/ - PicoCELA Inc. (“PicoCELA” or the “Company,” Nasdaq: PLCA), a Tokyo-based provider of enterprise wireless mesh solutions, today announced the closing of its previously announced best-efforts public offering (the “Offering”) of 6,100,000 American Depositary Shares (“ADSs”) at a public placement price of $0.30 per ADS. The Company received aggregate gross proceeds of $1,830,000, before deducting placement agent commission and other offering expenses. Each ADS represents one common share of the Company.

The Company intends to use approximately 70% of the net proceeds from the Offering for working capital and general corporate purposes and approximately 30% for product development and research.

Revere Securities LLC acted as the lead placement agent and Dominari Securities LLC acted as the co-placement agent in connection with the Offering. Hunter Taubman Fischer & Li LLC acted as U.S. counsel to the Company, and Winston & Strawn LLP acted as U.S. counsel to the placement agents in connection with the Offering. Spirit Advisors LLC acted as the financial advisor for the Company.

A registration statement on Form F-1, as amended (File No. 333-285764), relating to the Offering was filed with the U.S. Securities and Exchange Commission (the “SEC”) and was declared effective by the SEC on May 22, 2025. The Offering was made only by means of a prospectus, forming part of the effective registration statement. A copy of the final prospectus relating to the Offering was filed with the SEC on May 27, 2025 and is available on the SEC’s website at www.sec.gov. Copies of the prospectus may be obtained from: Revere Securities LLC, 560 Lexington Ave, 16th Floor, New York, NY 10022, or by email at contact@reveresecurities.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About PicoCELA Inc.

PicoCELA is a Tokyo-based provider of enterprise wireless mesh solutions, specializing in the manufacturing, installation, and services of mesh Wi-Fi access point devices. PicoCELA Backhaul Engine, the Company’s proprietary patented wireless mesh communication technology software, eliminates the need for extensive LAN cabling and enables flexible and easy installation of Wi-Fi network devices. PicoCELA also offers a cloud portal service, PicoManager, which allows users to monitor connectivity and communication traffic, as well as install edge-computing software on the Company’s PCWL mesh Wi-Fi access points.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the prospectus filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

For investor and media inquiries, please contact:

global@picocela.com